ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

May 19, 2015	Dylan W. Sherwood 212-841-5708 Dylan.Sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Kathy Churko

Re:	Ashmore Funds
File Nos. 333-169226; 811-22468

Dear Ms. Churko:

I am writing on behalf of Ashmore Funds (the “Trust”), including each of its series of beneficial interest (each, a “Fund”), to respond to the comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Trust’s annual report to shareholders for the period ended October 31, 2014 (the “Annual Report”), which was filed with the Commission on January 8, 2015.

In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comment made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comment does not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comment as an affirmative defense in any action or proceeding by the Commission or any person.

The Staff requested that a written response to the comment be provided via EDGAR correspondence. Accordingly, the Staff’s comment on the Annual Report and the Trust’s response thereto are set forth below.

1.	Comment: The Staff notes that in a previous correspondence filing dated May 7, 2015, the Funds explained that for the Ashmore Emerging Markets Local Currency Bond Fund, the Ashmore Emerging Markets Currency Fund, the Ashmore Emerging Markets Debt Fund, the Ashmore Emerging Markets Equity Fund, the Ashmore Emerging Markets Small-Cap Equity Fund, and the Ashmore Emerging Markets Frontier Equity Fund, each Fund’s “Annual Fund Operating Expenses” table in the Funds’ Prospectus indicated that the “other expenses” for Class A and Class C Shares that had been “restated based on estimated amounts” due to the extremely small level of assets in the Class A and Class C Shares, which had caused the actual level of “other expenses” to be distorted.

Please confirm supplementally that the “other expenses” shown in future filings for the Funds will be based on the actual expenses of the relevant share class.

Response: The Funds intend to disclose the actual amounts of “other expenses” in future years in accordance with Form N-1A.

* * * * *

We believe that this submission responds to the Staff’s comment. Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood

Dylan W. Sherwood

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Walker, Ashmore Equities Investment Management (US) LLC

David C. Sullivan, Ropes & Gray LLP

Jeremy C. Smith, Ropes & Gray LLP